Exemption No. 82-1209

April 5, 2004

04 APR 15 AM 7:21


04024456

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a) Incorporation Documents

(i) BC — Not Applicable

(b) Extra-provincial Registration

(i) NWT — Not Applicable

SUPPL

(c) Annual Reports

(i) BC (Form 16) — Not Applicable

(ii) NWT (Form 27) — Not Applicable

(d) Notices Filed with Registrar of Companies

(i) BC — Not Applicable

(ii) NWT — Not Applicable

PROCESSED
APR 21 2004
THOMSON FINANCIAL

(e) Special Resolution

(i) BC — Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a) Annual Report (including annual audited financial statements and auditor's report thereon) — Not Applicable

(b) Annual Information Form — Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	March 11, 2004 March 19, 2004
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	March 5, 2004
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	March 29, 2004
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable

(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	March 11, 2004 March 19, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1209

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 19, 2004 of an option to purchase up to 330,000 common shares of GGL Diamond Corp. at a price of $0.50 per share exercisable until March 19, 2009, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 23rd day of March, 2004.

GGL Diamond Corp.

By: *"J. Haig Farris"*
Director

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

March 11, 2004

PRESS RELEASE

2004 EXPLORATION PROGRAM SET AT $2.5 million, WILL INCLUDE DRILLING, CONTINUING GEOPHYSICS

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX-Venture)** is pleased to announce that GGL is embarking on an aggressive exploration effort on its 100%-owned diamond properties in the Northwest Territories containing over 350,000 acres.

The 2004 program will include selection and drilling of priority targets, ground and airborne geophysical surveys, as well as additional staking. The Company has earmarked approximately $2.5 million for the 2004 program.

The 2004 winter-spring program began this week on GGL's Fishback Lake property and will continue later this month on key sections of GGL's CH Properties, located in the central area of the Slave Craton.

Fishback – two priority targets

Two of the early priority targets that have been identified for drilling in 2004 are located on the AJ claim, part of the Fishback Lake property. At this property, lake sediment samples taken from a large deep hole in the lake, approximately 60 to 100 hectares in size, have returned positive kimberlite geochemistry. The target area at AJ will be reached most effectively from the shoreline, drilled at an angle. The Company is finalizing logistics for this drill program, but it is expected to start mid-June when both the required large drill and experienced crew will be available.

A ground geophysical survey is underway on the second target on Fishback Lake, a defined magnetic low, southwest of the Deep Hole and near the shore of the same lake. Along the shore, boulders of a granite breccia have been analysed and found to contain garnets of kimberlitic origin. Indicator mineral samples down ice from the Big Hole contain a few G9 and G10 garnets as well as two ilmenites containing delicate resorption surfaces with perovskite/leucoxene coatings .

The indicator mineral sample results have been reviewed by Torrie Chartier, M.Sc., the Company's qualified person.

Exemption No. 82-1209

GGL Diamond Corp.
March 11, 2004

The unusual deep hole is of a similar size to that of the famed De Beers' Orapa kimberlite. Although the evidence for diamonds is positive but slight and the project is high risk, should the target prove to be diamondiferous and commercial, the potential reward represents a once-in-a-lifetime opportunity for the Company.

The Fishback Lake claims were originally held and explored by the Slave Diamond Syndicate (of which GGL was a member) and a subsequent joint venture with De Beers, but have reverted to the Company and exploration has continued on some of the claims. To date, a total of $3.4 million have been spent on the Fishback Lake and Dessert Lake properties.

CH claims

Detailed planning for the winter-spring program on GGL's 100%-owned CH Properties is underway with work expected to begin shortly. Ground geophysical surveys will be undertaken first, followed by drilling in April. Details will be announced as logistics are confirmed.

The CH Project area, containing 10 separate diamond exploration properties, has been a focus of GGL's efforts since 2000 and will be a priority for 2004. Of the 10 CH Properties , the Zip-de, Starfish, Seahorse, Courageous and Mackay are the most advanced, with indicator mineral sampling and airborne geophysical surveys already completed.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption No. 82-1209



GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

PRESS RELEASE

March 19, 2004

STOCK OPTIONS GRANTED

Vancouver, BC:

The Board of Directors of **GGL Diamond Corp.** (TSX-V: GGL) (the "Company") has today announced that based on a recommendation from the Compensation Committee, it has granted a stock option to a senior officer of the Company to purchase 330,000 common shares in the capital of the Company exercisable until March 19, 2009 at a price of $0.50 per share. The granting of the stock option is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Per: " J. Haig Farris"

J. Haig Farris
Director

For more information, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption No. 82.1209



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 05, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: GGL Diamond Corp.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General & Extraordinary
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 361703101
5.	Record Date for Notice	: April 08, 2004
6.	Record Date for Voting	: April 08, 2004
7.	Beneficial Ownership Determination Date	: April 08, 2004
8.	Meeting Date	: May 14, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401